UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2019
Commission File No. 001-36675
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FIAT CHRYSLER AUTOMOBILES N.V.
(Translation of Registrant’s Name Into English)

_______________________________
25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address of Principal Executive Offices)
_______________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): N/A

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated April 24, 2019.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2019	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer

Index of Exhibits

Exhibit
Number    Description of Exhibit

99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated April 24, 2019.